

September 21, 2011

<u>Via E-mail</u>
Mr. Gerald McIlhargey
President and Director
St. Joseph, Inc.
4870 S. Lewis, Suite 250
Tulsa, OK 74105

      RE: **St. Joseph, Inc.**
              Forms 8-K and 8-K/A for the Period September 14, 2011
              Filed September 16, 2011 and September 20, 2011
              File No. 0-49936

Dear Mr. McIlhargey:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1. Your disclosure indicates that "during the year ended December 31, 2010 and during the period from the end of the most recently completed fiscal quarter through to September 2, 2011". This omits both the year ended December 31, 2009 and the most recently completed fiscal quarter. Please revise to state, if true, that during the registrant's two most recent fiscal years and the subsequent interim period through the date of dismissal there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3432 with any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant